December 12, 2006

Stephen Hughes, Chairman
Boulder Specialty Brands, Inc.
6106 Sunrise Ranch Drive
Longmont, CO 80503

   Re: **Boulder Specialty Brands, Inc.**
      Proxy Statement on Schedule 14A
      Filed October 27, 2006
      File No. 000-51506
      Form 10-K for the Year Ended December 31, 2005
      Filed August 14, 2006
      File No. 000-51506

Dear Mr. Hughes,

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

  1. In the appropriate location, please revise to provide a section to disclose the information that would be required by Items 401 and 402 of Regulation S-K.

Summary Term Sheet, page 1

  2. We note the disclosure here and later in the document that the opinion of the financial advisor is that the merger consideration to be paid is "fair to us."

Please revise to clarify if the proposal is fair to the investors in your initial public offering (IPO).

3. We note that the proposals require the affirmative vote of the majority of the shares present or represented by proxy. It appears that a failure to vote would not have an effect on the proposals so long as a quorum is met. If so, please revise to clarify.

4. Please revise to include a question and answer to address the results should you not consummate this merger. Disclose how much of the trust proceeds you have spent and how much remain available for an additional search of targets.

Selected Historical Financial Information of GFA, page 10

5. The line item called "long term obligations" appears to include the short term portion of the long term debt. Please add a note to the selected data to clarify the components of long-term obligations. Also, please tell us why the long term deferred tax liability is not included in this balance.

Risk Factors, page 13

6. Please revise risk factor one to be more specific. Clarify how much of GFA's current product line is derived from the subject licenses and how a termination of such relationship would affect GFA's product offering.

7. Most of your risk factor subheadings currently only state facts. Please revise your risk factor subheadings to both highlight the risks and the resultant harm that would occur should the risk highlighted materialize.

8. Risk factor four appears to address the risk associated with plans to grow your product line. Many companies across industries are subject to the uncertainty involved with attempts at growth, either organizationally or product offering wise. As such, it appears the risk associated with "planned increases" and "growth strategy" is speculative as well as broad and generic. Please revise the risk factor to be more specific or remove. This also applies to risk factors 6, 7, and 15.

9. In risk factor five and other risk factors as applicable, please revise the narrative to discuss in greater detail the harm that could result to the company should the risk materialize.

10. Risk factors 10 and 16 appear to address similar risks. Please revise to limit repetition.

11. Please revise risk factor 14, regarding arrangements with suppliers or service providers, to describe in greater detail how the risk is specific to your company.

12. Risk factor 18, the risk associated with internal controls and procedures appears to affect every public company. Please revise to discuss how the risk is specific to you.

13. It is not clear how the cost of being a public company is a risk that is specific to you as disclosed in risk factor 19. Please revise to clarify.

14. Please revise risk factor 25 and the disclosure elsewhere in this document to clarify how you intend to dissolve and liquidate pursuant to Delaware law should you fail to consummate a business combination by the deadline date.

15. Please revise risk factor 33 to disclose the amount of related investor warrants to be issued in the private placement and to describe in more detail the dilutive effect that the exercise of these warrants will have upon the shareholders. Also revise accordingly risk factor 37 regarding the adverse effect that these securities will have on the market price of the company's common stock.

16. Please revise risk factor 34 to actually discuss the risk involved with having a limited number of investors owning over a majority of your shares.

17. Please revise the wording to clarify the second sentence in the narrative in risk factor 35.

Proposal 1: The Merger Proposal, page 30

18. We note the disclosure on page 30 that you had a list of over 165 potential candidates prior to your IPO. Please revise to clarify if you disclosed the fact that you had such list in your IPO prospectus and if not, disclose the reasons for such omissions.

19. Please revise to clarify if there are any preexisting relationships between any of your initial securities holders and any insiders of GFA.

20. Please revise to briefly describe the information provided by GFA in the presentation referred to in the top of page 32.

21. We note the disclosure in the third full paragraph on page 32 that the board agreed that a valuation of $525 million was appropriate. Please revise to clarify how such valuation was reached. Identify who prepared such valuation.

22. Please revise to define your use of the term "roll-over equity."

23. We note that Citigroup was your financial advisor with regards to this transaction. Please revise to discuss the conflict involved with the fact that they were also your underwriters in the IPO and are owed deferred compensation. Please revise to disclose the fees that they have received or will receive for their assistance as an advisor.

24. We note the disclosure on page 32 that the "financial advisors were unable to resolve their valuation disagreements." Please revise to clarify if the noted statement refers to Citigroup's valuation or the board's.

25. Please revise to clarify the date at which you had begun efforts to secure the private placement and debt financing.

26. Please revise to disclose the date and reason you decided not to pursue the opportunity that was due on June 9, 2006.

27. Please revise the disclosure at the top of page 34 to disclose the date at which the company executed the agreement that bound it to this transaction.

28. In the first bullet point on page 34, please revise to quantify the nominal value paid by the initial securities holders for their securities. Also, we note the disclosure that because of a possible increase or decrease in market prices, "determining what the financial impact of the merger will be on [your] executive officers, directors and senior advisors is impossible." Please revise to clarify, however, since the prices for which they acquired such securities were nominal, it would appear they would profit regardless of the drop in price.

29. Please revise the second bullet point to clarify if such individuals are jointly and severally liable under your indemnity agreements. Also, please revise to clarify the company's obligation to enforce the claims against such individuals if they assert they are not able or liable to satisfy their obligations.

30. Please revise to disclose here, or provide a cross reference to such information, the details of the debt to be incurred in this transaction.

31. On page 35, we note that you had specific investment criteria. It is not clear if such specific criteria were disclosed in your IPO prospectus. Please advise. If such specificity was not provided, please revise to clarify why such disclosure was not material.

32. Please revise to quantify the "high gross profit margins" referenced on page 36.

33.   On page 36, we note that GFA's business requires a "relatively low level of fixed assets investment and working capital requirements" and has a "relatively high cash flow generation." Please revise to clarify the comparisons made by your use of the term "relatively." Also, please revise to quantify the "low level of fixed asset investment," "working capital requirements," and "high cash flow generation as a percentage of net sales."

34.   We note the disclosure on page 54 of your IPO prospectus that the "fair market value of a target business or businesses will be determined by our board of directors." It is not clear from the disclosure if the board itself conducted due diligence and determined the value of GFA or if it relied on third parties for such information. Please revise to clarify.

Fairness Opinion, page 36

35.   We note the various figures needed to perform the discounted cash flow analysis. Please revise to disclose the underlying figures and projections used to conduct the analysis. So that investors can understand the context of those figures, please compare them to historic and current financial data of the company.

36.   We note the companies listed as comparables on page 40. Because enterprise value is a determined by market capitalization, which is in turn affected by revenues and profits, please revise to disclose the revenues and profits for the comparable companies and compare them to those of GFA so that investors can determine if they are in fact reasonably comparable.

37.   It is not clear why Duff and Phelps selected such a high multiple range on page 41 for the comparable company analysis. Please revise to clarify why such range is reasonable in light of the ranges disclosed on page 40. Clarify if management believes using the high end of the ranges is reasonable.

38.   On page 41 you disclose $20.7 million in "EBITA" for GFA. Please clarify the period and provide the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation to net income.

39.   On page 41 you project "EBITA" for 2006. Please provide the disclosures required by Item 10(b) of Regulation S-K, including a discussion of the key assumptions underlying the projection.

40.   We note the companies listed as comparable transactions. Please revise to disclose the revenues and profits of the comparable acquired companies listed on page 41.

41.   On page 42, we note that because of the listed companies on page 41, only
        Horizon Organic Holding Corp had a similar LTM revenue growth rate, that
        Duff and Phelps used a multiple of 34.3 instead of looking for other similar
        transactions or using the revenue multiple instead. This appears to provide a
        one sided valuation. Please revise to clarify if management believed this
        approach to be reasonable based upon their judgment and the "standards
        generally accepted by the financial community."

42.   Please revise to quantify the out of pocket expenses due to Duff and Phelps.
        Also, please revise to clarify if the $550,000 fee has already been paid and if
        not, clarify if it is contingent on the merger taking place or if a waiver has
        already been executed.

43.   We note the disclosure on page 42 that Duff and Phelps has not provided
        financial advisory services to either GFA or TSG Consumer Partners. Please
        revise to clarify if the noted disclosure also applies to your initial
        shareholders.

The Merger Agreement, page 45

44.   Please disclose the number of stockholders of GFA that will receive cash as
        consideration for the merger.

45.   Please revise to define the "certain types of indebtedness" that will be used as
        part of the measure to determine if additional payments will be made to GFA
        stockholders.

46.   Please revise to elaborate on the certain bonuses that will be paid. To the
        extent possible, quantify the amounts likely to result so that investors can
        understand the merger price fully.

47.   Because of the possible adjustments in the purchase price, please revise to
        clarify if there is a possibility there will not be enough cash to effect the
        business combination. If such possibility of a shortfall exists, please revise to
        clarify how a shortfall would be funded.

48.   Please revise to quantify the third party fees and expenses that will reduce the
        cash consideration referenced in the first paragraph on page 46.

49.   Please revise to clarify if this merger structure allows up the maximum
        number of share conversions. Can 19.99% of your shareholders convert their
        shares without creating a shortfall?

50.   We note the reference to "among other things" when discussing the conditions to the merger on pages 46, 47 and elsewhere. Please revise to confirm that you have disclosed all the material terms and conditions in the proxy.

51.   Please revise to clarify what would happen to GFA's current management as a result of this transaction.

Proposal 2: The Private Placement, page 52

52.   We note the disclosure on page 53 that the offer of securities in the private placement was made pursuant to section 4(2) or "other appropriate exemptions." Please revise to disclose, specifically, which exemptions were relied upon when the private placement was structured.

53.   Please revise to identify the purchasers in the private placement.

54.   Please expand your discussion of the private placement to disclose whether significant stockholders or other related parties of GFA will be participating in the private placement and to what extent.

55.   To the extent that you are required to pay periodic dividends, please revise to disclose your dividend obligations.

56.   In the last bullet point on page 57, please revise to clarify the reference to "then-market price." Do you mean the market price of the preferred or common?

57.   Please revise to disclose the deadline associated with your obligation to be quoted on the NASDAQ and to register the privately issued shares.

58.   We note the disclosure on page 58 that broker non-votes will have the same effect as a vote against the private placement. It is not clear how that is the case once you have obtained a quorum. Please advise.

Information about GFA, page 70

59.   We note the disclosure that GFA is currently "believed to be one of the largest marketers of functional food products in the U.S." Please revise to identify the parties that have the noted belief.

60.   Please revise to clarify what control you have if any over the manufacturing of your products.

61.   Discuss the material terms of your third party manufacturing and distribution arrangements.

Industry Overview and Trends, page 72

62.   We note that you make several assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support in your proxy statement. If a third party is the source of the information, please name the third party and the publication where the information can be found.

Marketing, page 74

63.   We note the disclosure of your plans for marketing. Please revise to discuss your current marketing efforts.

Manufacturers, page 74

64.   Please revise to quantify the percentage of your products that the third party manufacturer with financial difficulties produces.

65.   Please revise to expand the disclosure regarding GFA's intellectual property. Discuss the material terms of the agreement(s) that control your intellectual property. Clarify if you own any of your intellectual property and disclose the patent numbers for all patents you utilize.

66.   We note that you have 14 full-time employees. Due the limited number of employees, please revise to provide a breakdown of their responsibilities so that investors can understand how a company of GFA's size and value is able to operate with 14 full-time employees.

Management's Discussion and Analysis of Financial Condition, page 78

67.   We believe your MD&A sections for GFA could benefit from expanded "Overview" sections that offer investors an introductory understanding of GFA and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section

in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K.

68.　Provide a discussion of material customer incentives offered in connection with the purchase or promotion of your products, such as discounts, coupons, rebates, slotting fees, and other consideration. Discuss the impact of these items on current and future operations; clarify the amount of each category treated as a reduction of revenue and the amount recorded as a component of selling expenses. Revise your discussion of revenue recognition on page 88 and in your footnotes to clarify that incentives recorded as a component of selling expenses result in an identified benefit sufficiently separable from the customer's purchase of your products such that you could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit. See EITF 00-22 and 01-09.

69.　Revise your discussions on page 79, 80 and 82 related to selling, general and administrative expenses to provide the underlying reasons the advertising, marketing and distribution costs increased during the respective periods. Also for the results of operations comparison of 2004 to 2003, provide the underlying reasons for the increase in higher compensation costs and professional fees as well.

70.　On pages 81 and 83, you report net income of $2.1 million for the three months ending March 31, 2004. This amount does not agree to the financial statements. Please revise this section to clarify the amounts you are using for comparison purposes and to clarify how they reconcile to the financial statements provided.

Liquidity and Capital Resources, page 83

Cash Flows, page 83

71.　The 2004 balances used in your discussion of cash flows do not appear to agree to the cash flow balances on the statement of cash flows as of December 31, 2004. Please explain the reason for the differences and revise the document to clarify.

72.　In the second to last paragraph on page 84 you state the $3.9 million of cash used in investing activities as of December 31, 2003, was primarily for the purchase of investments. Since the investments purchased during this period equaled $18.3 million, revise to disclose that cash flows from investing activities was also affected by the sale of investments of $14.5 million. Also, revise the other cash flow discussions to include any other significant cash transactions that are not already disclosed.

Related Party Transactions, page 86

73. Please revise to clarify your use of the term "GFA merger" in the first paragraph under this caption.

74. Disclose the related party relationships that will continue after your business combination with GFA.

Management's Discussion and Analysis of Financial Condition of Boulder, page 90

75. Please add disclosure describing the accounting for the outstanding warrants, including the historical and potential future volatility in your income statement from the requirement to mark the warrants to fair value each period.

76. We note the disclosure on page 92. Specifically, we note that you appear to owe Citigroup about $5.6 million. Please revise to clarify when you determined to use Citigroup since you disclosed that you "may" use them when your IPO prospectus went effective. Discuss the services Citigroup performed to receive their fees.

77. In connection with the preceding comment, please revise to clarify how your use of Citigroup and other expenses appears to be consistent with your disclosure on page 36 of your IPO prospectus that you "believe that amounts not held in trust will be sufficient to pay the cost and expenses to which such proceeds are allocated. This belief is based on" research done by your initial shareholders." Please compare the actual expenses, including current liabilities, with those expenses described in your IPO prospectus.

78. Please provide disclosure detailing the steps taken by the company to obtain waivers from vendors or other contracted parties, including those listed in this section, from having rights or claims to the proceeds held in trust, e.g., legal, accounting, Citigroup Global Markets, etc.

79. Based on the estimates on page 92, it does not appear that you will have enough cash to search for an alternative transaction if you do not consummate this merger. Please revise to clarify how you would look for an alternative if this transaction fails.

Beneficial Ownership of Securities, page 95

80. It is not clear why the public warrants are not included with the disclosure in this section as such warrants will be exercisable within 60 days of the definitive proxy being filed, unless you hold your vote 60 days after the such proxy is filed. Please advise. Also clearly disclose whether the table includes the exercise of the investor warrants issued in the private placement.

81.   For holders that are not natural persons, please revise to identify the natural
        person that would attributed the ownership of such securities.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page FS-3

82.   Please explain to us why the weighted average shares outstanding assuming
        maximum conversion is greater than the weighted average shares outstanding
        assuming no conversions.

83.   Please expand the mention of the secured debt financing on page FS-13 to
        disclose the expected timing of the financing. Clarify whether you expect to
        receive proceeds of $20 million on the revolving credit facility and disclose
        the extent you have included the effect of the revolving credit facility in the
        pro forma adjustments for the two scenarios. Disclose why the revolving
        credit facility has been classified as long-term in the maximum conversions
        scenario.

84.   Please expand the mention of the private placement to disclose the expected
        timing and basic terms.

II. Purchase Accounting Adjustment, page FS-14

85.   Provide a schedule showing the components of the total estimated purchase
        price of $491.6 million, including the amount of each of the adjustments,
        bonus payments, the estimated amount of expenses incurred by GFA in
        connection with the merger and other amounts. Reconcile to the $477.2
        million cash paid at closing and the $465 million disclosed throughout the
        document. Discuss any assumptions underlying the estimated purchase price,
        factors that may result in a different purchase price and the likelihood of
        material changes to the expected purchase price from these factors.

86.   Please discuss the purchase price adjustment for the difference between the
        amount of GFA's cash before closing and certain types of indebtedness.
        Discuss the amount of adjustment that would result from balances as of the
        latest balance sheet presented and discuss any significant subsequent changes.
        Explain how this adjustment has been reflected in the pro forma financial
        statements.

87.   Please explain the potential impact to the purchase price from the bonus
        payments discussed on page 45. Explain whether the cash purchase price will
        be reduced by 60% for only the bonuses that are not payable until after the
        merger, or for the total bonuses, including amounts payable at closing.
        Quantify the amounts payable at closing. To the extent possible, quantify the
        amounts payable after the merger. Explain why the amounts payable after the

merger have not been determined and, if possible, disclose the possible range of amounts or discuss any legal or practical limits on the amounts that may be payable. Clarify the treatment of bonus payments that are not approved by 75% of GFA stockholders and whether the entire amount of these bonuses will be excluded from the cash purchase price. Clarify how these amounts and the various contingencies have been treated for purposes of determining GAAP purchase price.

III. Pro Forma Adjustments, page FS-15

88.   Revise adjustment 2 to fully discuss the terms and conditions of the preferred stock and the accounting treatment.

89.   Please provide a discussion of pro forma adjustment 5. Explain the nature of the derivative liabilities. Tell us where the "preferred warrants" are described in the document. Explain the accounting treatment of the conversion feature, including how SFAS 133 and EITF 00-19 applies to the conversion terms of the preferred stock and how you determined the fair value of the conversion feature.

90.   Please expand the description of pro forma adjustments (bb) and (jj) to disclose the interest rate and other applicable terms of the new notes.

91.   Please explain the nature of the expenses underlying pro forma adjustments (ee) and (mm). Adjustments should only include items that are directly attributable to the transactions and factually supportable. Please explain the factually supportable basis for the amounts of these adjustments.

92.   Please expand the discussion of pro forma adjustments (nn) and (ff) to explain the basis for this adjustment and the method used to determine the amounts.

93.   Please clarify the nature of pro forma adjustments (oo) and (gg). These adjustments appear to reflect the use of remaining cash after the offering, financing and transaction. It is generally not appropriate to reflect adjustments to record interest income from the expected use of proceeds or other pro forma adjustments that give effect to actions expected to occur after the transactions. Please revise accordingly.

Financial Statements, page F-53

94.   Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Statement of Operations, page FS-54

95.   Disclose the nature and amount of the major components of selling, general and administrative expenses in a note or state them separately on the statement of operations for all periods presented.

Statement of Cash Flows, page FS-56

96.   On the June 30, 2005, statement of cash flows, on page FS-48, we note the line item for amortization of management fees in the amount of $1,236,859. Yet, there is no related line item on the December 31, 2005, statement. Please tell us what this amount represents and why it is not included in the year-end statement.

Note 1 – Summary of Significant Accounting Policies, page FS-57

97.   Expand the discussion of investments to disclose the proceeds from sales of the available for sale securities. Also, please tell us the amount of gross realized gains and gross realized losses during the periods presented.

98.   Revise to disclose the major classes of your inventory (i.e. raw materials, work in process, finished goods, etc.)

Revenue Recognition, page FS-59

99.   Expand your revenue recognition disclosure in the footnotes to your financial statements to address each of the four criteria in SAB Topic 13. Disclose the return rights of your customers. On page 20 you discuss the situation of retailers returning unsold products even if return policies do not obligate it. Please revise the footnote and MD&A as necessary to discuss this situation, how you have determined when revenue recognition criteria have been met, policies for treating returns, and the impact on the financial statements.

Note 3 – License, page FS-60

100.   Please disclose the terms of your license agreement, including the amount of minimum royalties, the terms of additional royalties and the amount and nature of future commitments.

Note 7 – Shareholders' Equity, page FS-62

101.   On page FS-63 you discuss Fitness Foods' put option. Please tell us whether you considered it probable that the put option would be exercised as of December 31, 2005. Tell us how you determined there should not be any

accounting treatment for the put option. Provide us with the source in the accounting literature you relied on for your conclusions.

Note 8 – Commitments and Contingencies, page FS-63

102. Revise to discuss your commitments to purchase oil in the notes to the financial statements.

Note 9 – Related Party Transaction, page FS-63

103. On page FS-64 you state you have recorded amounts related to a service agreement with GFA Ohio as "due from related party" on the balance sheet. You also state that certain amounts have been expensed related to this agreement. Since GFA Ohio is your wholly owned subsidiary, all related party transactions with this entity should be eliminated in the consolidation and thus no related party balances should appear in the financial statements. Please explain to us why your financial statements reflect related party transactions with your subsidiary. Alternatively, revise to eliminate all inter-company transactions from the financial statements and update your footnotes accordingly. Also, explain to us your basis for recording a related party bonus accrual of $1,270,960 as of June 30, 2006. Tell us why this bonus is also not eliminated in consolidation.

Note 3 – Acquisition, page FS-73

104. Please revise to disclose the components of the purchase price, including the amount of cash, the number of shares of equity interests issued, the value assigned to those interests, and the basis for determining that value. Provide all other disclosures required by SFAS 141.

105. In the 2004 statement of cash flows on page FS-70, you report $90,703,532 of net cash paid for the asset acquisition of your subsidiaries. The March 31, 2004, statement of cash flows of GFA Brands and Fitness Foods on page FS-83 reports $82,000,000 of proceeds from the sale of the food distribution business. Please reconcile these amounts to the GAAP purchase price of $107 million discussed in Note 3.

106. On page FS-73 you provide disclosure for the assets acquired and the liabilities assumed for "GFA Acquisition" and "FFI Contribution". Revise to clarify if these terms represent New Industries Corporation (or GFA Ohio) and Fitness Foods, Inc., respectively. Also revise to separately report the goodwill and intangible assets recorded for each entity acquired.

107. Please explain how you determined the acquisitions of GFA Ohio and Fitness Foods should be accounted for using the purchase method, with GFA

Holdings Inc. as the acquiring entity. Please provide an analysis of the pertinent facts and circumstances considered, including each of the matters discussed in paragraphs 17(a) – (e) of SFAS 141. Tell us if the shareholders of GFA Ohio and Fitness Foods, Inc. have control of the company post-merger. Expand MD&A and the notes to the financial statements to provide appropriate discussion of the accounting treatment of the merger.

108.   Please tell us how you determined the value of the intangible assets and why you believe these intangible assets have indefinite lives.

Note 8 – Shareholder's Equity, page FS-76

109.   Disclose the private placement of 443,163 shares in the notes to the financial statements. Tell us if the shares were sold to third or related parties.

110.   On the statement of shareholders' equity, we note the issuance of 25,123 shares of Class A-2 common stock to employees with a recorded value of $25,123. Tell us the reason the shares were issued. Tell us your basis for valuing these shares at $1 per share when you sold Class A-1 and L shares for $109 per share in the same year ended December 31, 2004.

Form 10-K filed for the period ending December 31, 2006

111.   We note your disclosure in your 10-K's and 10-Q's that your "Chief Executive Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Annex A: Agreement and Plan of Merger

112.   Your merger agreement makes references to several schedules which do not appear to have been filed. Please file these schedules or provide an analysis supporting their exclusion.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: Andrea Mason
Fax No. 904-359-8700